U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

( )Form 10-K ( )Form 20-F ( )Form 11-k ( )Form 10-Q ( )Form 10-D
( )Form N-CEN (X)Form N-CSR

For the Period Ended:  September 30, 2024

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q

For the Transition Period Ended:

PART I - REGISTRANT INFORMATION
Full Name of Registrant:

        AOG Institutional Fund

Address of Principal Executive Office (Street and Number)

        11911 Freedom Drive, Suite 730
        Reston, VA 20190

PART II-RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

x       (b) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
        State below in reasonable detail why Form N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

        The registrant's annual report on Form N-CSR could not be filed within the prescribed time due to delays in finalizing the registrant's financial statements and completing the audit and to challenges in making certain changes to the financial statements included in the Form N-CSR prior to the SEC filing deadline. As a result, the Form N-CSR was filed and accepted minutes after the SEC filing deadline. These processes could not be completed prior to the due date of the report without unreasonable effort or expense.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

        Peter Sattelmair (720) 230-7073

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
 no, identify report(s).        (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
 thereof?       ( )Yes  (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AOG Institutional Fund

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 10, 2024

By:    /s/Peter Sattelmair
        Peter Sattelmair
        Treasurer